Caledonia Mining 2009 Second Quarter and Half Year Results

and Management Conference Call

Toronto, Ontario – August 11, 2009:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces its second quarter and half year 2009 operating and financial results.  The financial results below are reported in Canadian dollars.

Financial Highlights

(C$ 000’s)	Q2 2009	Q2 2008	1H 2009	1H 2008
Sales from continuing operations	2,364	2,883	2,364	5,387
Operating costs	1,483	1,357	2,571	2,616
Gross Income/(loss) from continuing operations	881	1,526	(207)	2,771
Income/(Loss) after tax before discontinued operations	(162)	(261)	(962)	530
Net Income/(loss) for the period after discontinued operations	(199)	(285)	(1,039)	436
Net Income/(loss) per share before discontinued operations, basic and fully diluted	($0.0003)	($0.0005)	($0.002)	$0.001

For the quarter ended June 30, 2009 Caledonia made a net profit of $19,000 from continuing operations before taking in account an unrealized foreign exchange loss of $181,000 arising from the translation of subsidiary balance sheets (other than Blanket) at the period end into Canadian dollars.  Caledonia had revenue of $2.36 million from the sale of 2,164 ounces of gold by the Blanket Mine (an average of US$935.05 per ounce), a gross operating profit of $881,000 and a net loss of $162,000 or $0.0003 per fully diluted share.

Mining operations and gold production recommenced at the Blanket mine on April 7, 2009 after Blanket had obtained the necessary licenses and approvals to export gold from Zimbabwe and had received delivery of the necessary operating supplies. The ramp-up of production during the second quarter was adversely affected by shortages of working capital and by continued electricity outages, which were frequently prolonged and without notice.  Blanket mitigated the effect of the power outages on production by re-scheduling operations and by using surplus processing capacity to catch up on lost production.  By the end of the second quarter, the frequency and duration of electricity outages had improved slightly. Blanket has also now obtained adequate working capital facilities and continues to rebuild its stock of operating supplies and critical parts.  By June 30, Blanket had achieved plant throughput of over 400 tonnes per day and total gold production in the second quarter was 2,746 ounces.  To date, Blanket has received 100% of the proceeds of gold sales from Rand Refineries in South Africa.

Blanket’s production ramp-up continued in July with 1,822 ounces of gold produced during that month. This represents an annualized production rate of approximately 22,000 oz per annum, a level not achieved since February 2007.  As previously announced, Caledonia has targeted an annualized production rate of 24,000 ounces per annum by the end of the third quarter 2009.  Blanket expects to achieve an annualized production rate of 40,000 ounces per annum after completion of the No. 4 Shaft Expansion project, which will be funded by internally generated cash flows and/or third party debt funding.  The availability of debt funding on acceptable terms for projects in Zimbabwe remains very limited.  However, discussions continue with several financial institutions in this regard.

The 2009 Nama exploration programme in Zambia is well underway.  The quarter’s focus comprised the systematic evaluation of previously detected geochemical anomalies to define resources that can be characterized as belonging to the ore shale-hosted copper-cobalt style of mineralisation and that are amenable to hydro-metallurgical processing.  The anomalies are being ranked according to style of mineralisation and structure, which will enable the exploration team to select the most appropriate targets for the 2009 exploration programs.  Selected targets may be drilled later in the 2009 exploration season.

Mitsubishi decided that it did not wish to maintain the Agreement relating to its proposed participation in the Rooipoort and Mapochsgronde Projects due to the South African Department of Mineral Affairs’ non-legislated requirement that a Black Empowerment partner must be introduced into the Projects at the exploration stage. Accordingly, Mitsubishi will not provide the envisaged exploration funding for these Projects. Caledonia will explore and evaluate other strategic options in respect of the Projects.

Commenting on the quarter’s performance, Stefan Hayden, President and CEO, said “The quarter has been focused on the resumption and ramp-up of gold production at Blanket, the pace of which has accelerated, as planned, towards the end of the second quarter and beyond.  Whilst numerous challenges remain, in particular securing a stable electricity supply, I am confident at this stage that Blanket will achieve its objective of becoming a 40,000 ounce per annum producer with a low cost of production.  Thereafter, Blanket will be well-positioned to grow further.”

Caledonia management will host a conference call starting at 11.00 (EDT) on August 13, 2009.  Please dial-in 10 minutes beforehand and quote the conference ID number: 422896#.

Canadian Toll-free Number*: + 1866 270 8076

USA Toll-free Number*: 1866 793 4279

UK Toll-free Number*: 0800 358 2705

International Access Number: +44 (0)20 8609 0205

Canadian Toll Number: +1 514 315 1023

USA Toll Number: +1 703 621 9126

*If you are calling from a mobile phone your provider may charge you when connected to the toll-free numbers.

A recording of the conference call will be available on the website, www.caledoniamining.com from August 14, 2009.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com